                                May 24, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                                Sonic Solutions
               Registration Statement on Form S-3 (No. 333-72671)
               --------------------------------------------------

Ladies/Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, Sonic Solutions ("Registrant") hereby applies to have the above-referenced Registration Statement (the "Registration Statement") withdrawn. Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 1,800,000 shares of common stock (the "Shares") for resale by Kingsbridge Capital Limited (the "Investor"). The Shares were to be issued to the Investor pursuant to a Stock Purchase Agreement between the Registrant and the Investor dated as of February 12, 1999 (the "Stock Purchase Agreement"). The Registrant believes that it is unable to proceed with the financing under the agreed terms of the Stock Purchase Agreement since the staff of the Securities and Exchange Commission has questioned Registrant's eligibility to use Form S-3 in connection with the resale of the Shares issued to the Investor pursuant to the Stock Purchase Agreement.

     The Registrant believes that it has adequate resources, so the termination of the Stock Purchase Agreement and the resale of the Shares by the Investor under the Registration Statement will not have a negative impact on the Registrant. No securities have been resold under the Registration Statement and all activity pursuant to the Registration Statement has been discontinued.

     Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

     Please contact August Moretti of Heller Ehrman White & McAuliffe at (650) 234-4229 if you have any questions regarding the withdrawal of the Registration Statement.

                                        Very truly yours,

                                        /s/ Robert Doris

                                        Sonic Solutions

                                        Robert Doris, President